GREAT SPIRITS, INC.
3107 FALL CREEK HIGHWAY
GRANBURY TX 76049

December 1, 2010

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 0610
Washington, DC  20549

Re:	Great Spirits, Inc.
Form 8-K
Filed August 10, 2010
File No. 000-52997

Dear Mr. Spirgel:

With respect to the letter dated November 5, 2010 (the “Comment Letter”), which you sent on behalf of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) relating to the Current Report on Form 8-K (the “Super 8-K”) of Great Spirits, Inc., a Colorado corporation (the “Company”) filed October 26, 2010, set froth below are the Company’s responses to the comments set forth in the Staff’s Comment Letter, numbered to correspond thereto.  The Company is also supplementally attaching herewith for the Staff’s review a draft of the Current Report on Form 8-K/A (the “Amended Super 8-K”), which has been revised to reflect the changes required by the Comment Letter.

Securities and Exchange Commission
December 1, 2010

General

1.	Please file an amended Form 8-K in response to the comments below. Please note that we may have additional comments after reviewing your amended Form 8-K and the exhibits thereto.

The Company is supplementally attaching herewith for the staff’s review a revised draft of its Current Report on Form 8-K and the exhibits thereto.

2.	Please also amend your Form 10-K to comply with the comments below to the extent they are applicable.

Please be advised supplementally that the Company will file an Amendment to Form 10-K for the fiscal year ended June 30, 2010 to the extent required by the responses to the Comment Letter contemporaneously with the filing of the Amended Form 8-K.

3.	Please report your change in fiscal year as required by Item 5.03 of Form 8-K.

The Company has amended its Current Report on Form 8-K by including the information required by Item 5.03 of the Current Report on Form 8-K.

General, page 3

4.
Please clarify how Mr. Leftwich came to be involved in both companies to the transaction.  Explain whether Mr. Leftwich became involved with Hallmark in anticipation of a transaction with Great Spirits, or vice versa.

This section has been clarified to reflect that Brian Leftwich and Tom Willis were business associates prior to the Leftwich Acquisition.  Mr. Leftwich has been a member of the Hallmark Board of Directors since August of 2008, and was subsequently introduced to New World Merchant Partners, LLC (“NWMP”), by Tom Willis, which resulted in the Leftwich Acquisition.  Moreover, as a member of the Hallmark Board of Directors, Mr. Leftwich was familiar with Hallmark’s plans to obtain additional capital including an alternative public offering by merging with a public entity.  As a result of both Messrs. Leftwich and Willis’ business relationship with NWMP and a change in plans by Mr. Leftwich, the parties commenced negotiations which concluded in the Share Exchange and Reorganization Agreement.  Mr. Leftwich is a significant shareholder in Hallmark and as such remains a member of Hallmark’s Board of Directors.

Securities and Exchange Commission
December 1, 2010

Business, page 5

Industry, page 7

5.
Please provide us with support for the industry data provided by the Harvard Business Review (page 7) and the Society of Human Resource Management Foundation (page 8).  Please mark the supporting data to show the information that supports the statements contained in the Form 8-K.

The Company is attaching a copy of the Harvard Business review article as “Exhibit A” hereto.  The survey indicated in the Form 8-K attributed to the Society of Human Resource Management Foundation was incorrect.  The survey was conducted by the National Association of Professional Employer Organizations (“NAPEO”).  A copy of the NAPEO article is attached as Exhibit “B” hereto, in support of the information of the applicable statements contained in the Form 8-K.  The discussion in this section has been amended accordingly.

Services, page 8

6.
We note your response to comment five in our letter dated September 8, 2010.  However, we do not believe confidential treatment would be appropriate for the identities of these customers because this is material information to investors that is necessary to an understanding of your reliance on these customers, as discussed in the risk factor on page 14.  Please identify these customers.

The Company has expanded this disclosure to include that no client accounted for more than 5% of its total revenues, except for Middleton Oil Co., Inc. (35%) and Regional Erectors Inc./Regional Steel Inc. (19%) for the fiscal year ended June 30, 2010.

Business Operations, page 10

7.
Please disclose whether you have the requisite licenses in Texas and Alabama.  Also explain how you were able to obtain the requisite licenses in light of the fact that it does not appear that you are able to meet the financial requirements described here.

The Company is attaching a copy of its Staff Leasing Services License issued by the Tax Department of Licensing and Registration as Exhibit “C” hereto and the Certificates of Registration from the Alabama Department of Industrial Relations as Exhibit “D” hereto.  Please be advised supplementally that the only financial requirement in the State of Texas was for Hallmark to obtain a $50,000 surety bond.  There is no financial requirement in the State of Alabama.

Securities and Exchange Commission
December 1, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 27

8.
We note your new disclosure on page 28 regarding the fact that Hallmark does not track the number of worksite employees by its PEO clients.  Since Hallmark is co-employer of these worksite employees, we do not understand how Hallmark is unable to track these numbers.  Please revise your Results of Operations disclosure for all periods presented to provide additional insight into the extent to which revenue declines were caused by loss of clients, on the one hand, and lowered numbers of employees at existing clients, on the other hand.

Please be advised supplementally that the Company can track the number of worksite employees, but such information is not a significant measure of its business, since revenue is based on gross billings of the client and not the number of employees.  This information is used internally for statistical purposes only.  However, Hallmark will include this information and analysis in all future filings.

Liquidity and Capital Resources, page 30

9.
In the third paragraph under this heading you discuss a senior note in addition to $427,000 in related party debt.  Please disclose the amount and terms of this senior note.  Also discuss the amounts outstanding pursuant to your line of credit and when that must be repaid.

The Company has expanded disclosure in this section to reflect the amount and terms of the senior note.  In addition, the Company has included a discussion of its line of credit.

10.
On page 31, you discuss your strategy of acquiring profitable operations as a means to meet your long-term liquidity challenges.  You also note your belief that you are well-positioned to acquire several PEOs and that you intend to consummate one or more acquisitions in the short term.  Please explain why you believe you are well-positioned to execute this strategy given your limited resources and financial condition.  In other words, explain what benefits and consideration you believe you will be able to offer to these acquisition candidates.

The Company has revised the disclosure in this section to eliminate the reference that it is well positioned to acquire secure PEOs and that it intends to consummate one or more acquisitions in the short term.

Securities and Exchange Commission
December 1, 2010

Certain Relationships and Related Transactions, page 37

11.	Please disclose how Imperial Investments is related to Hallmark.

The Company has expanded disclosure in this section to reflect that the sole member of Imperial Investments, LLC is Brian Leftwich.

Recent Sales of Unregistered Securities, page 39

12.	It does not appear that any disclosure is provided with respect to warrants or shares issued to NWMP as referenced on page 4. Please revise accordingly.

The Company has expanded disclosure of this section to include the warrants issued to NWMP.  No shares were issued to NWMP.

13.
We note that al Hallmark investors had access to information through their relationships with Hallmark.  Please provide disclosure with respect to these investments in the Certain Relationships and Related Transactions section as applicable.  Refer to Item 404(d) of Regulation S-K.

The Company has amended its Current Report on Form 8-K to include information regarding the applicable Hallmark Investors in Certain Relationships and Related Transactions.

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

14.
We note your response to comment 21 from our prior comment letter dated September 8, 2010, and your proposed revisions.  In any subsequent filings, including amendments to your Form 8-K, please have your auditors include in their report the city and state in which they are headquartered.

It is respectfully noted that the report of independently registered public accounting firm has been amended to reflect the city and state in which they are headquartered.

Please contact the undersigned if we may be of assistance.  In addition, please note that our new SEC counsel is Richard G. Satin, Esq. of Ruskin Moscou Faltischek, P.C., East Tower, 15th Floor, Uniondale, New York 11556, (516) 663-6514, rsatin@rmfpc.com.

Sincerely,

/s/ Thomas Willis
Thomas Willis

Securities and Exchange Commission
December 1, 2010

Acknowledgement

In connection with the response of Great Spirits, Inc. (“Great Spirits”) to the comment letter of the Securities and Exchange Commission (the “Commission”) dated November 5, 2010 filed by Great Spirits with the Commission on December 1, 2010 (together with exhibits thereto), the undersigned, Thomas Willis, in his capacity as Chief Executive Officer of Great Spirits, hereby acknowledges that:

(i)	Great Spirits is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	comments from the Staff of the Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	Great Spirits may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged as of this 1st day of December, 2010.

Great Spirits, Inc.

By:	/s/ Thomas Willis
Thomas Willis,
Chief Executive Officer

Harvard Business Review

EXHIBIT A

They're Not Employees, They're People

by Peter F. Drucker

Two extraordinary changes have crept up on the business world without most of us paying much attention to them. First, a staggering number of people who work for organizations are no longer traditional employees of those organizations. And second, a growing number of businesses have outsourced employee relations; they no longer manage major aspects of their relationships with the people who *are* their formal employees. These trends are unlikely to reverse themselves anytime soon. In fact, they'll probably accelerate. And they're happening for some very good reasons, as we'll see.

That said, the attenuation of the relationship between people and the organizations they work for represents a grave danger to business. It's one thing for a company to take advantage of long-term freelance talent or to out-source the more tedious aspects of its human resources management. It's quite another to forget, in the process, that developing talent is business's most important task—the sine qua non of competition in a knowledge economy. If by off-loading employee relations, organizations also lose their capacity to develop people, they will have made a devil's bargain indeed.

...

Every working day, one of the world's biggest private employers, the Swiss company Adecco, places nearly 700,000 temporary and full-time clerical, industrial, and technical associates with businesses all over the world—perhaps as many as 250,000 workers in the United States. Adecco is the temp industry giant, but it has only a small share of a totally splintered global market. In the United States alone, there are thousands of such companies that together place some 2.5 million workers each day. Worldwide, at least 8 million, if not 10 million, temp workers are placed each day. And 70 % of all temps work full time.

When the temp industry first started nearly 50 years ago, it supplied low-level clerks to take the place of ledger keepers, receptionists, telephone operators, stenographers, or the ladies in the typing pool who were sick or on vacation. Today there are temp suppliers for every kind of job, all the way up to CEO. One company, for instance, supplies manufacturing managers who can lead new plants from their inception until the facilities are in full production. Another supplies highly skilled health care professionals such as nurse anesthesiologists.

In a related but distinct development, the *professional employee organization* (PEO) was the fastest-growing business service in the United States during the 1990s. These businesses manage their clients' employees as well as their clients' employee relations—that is, the administrative, HR kinds of tasks associated with managing those employees. PEOs were virtually unknown only ten years ago but by 2000 had become the "coemployers" of 2.5 million to 3 million blue-collar and white-collar U.S. workers. There are now at least 1,800 such organizations; they even have their own trade association and their own monthly journal.

PEOs, like temp agencies, have vastly expanded their scope in recent years. The first PEOs in the late 1980s offered to do bookkeeping, especially payroll, for their clients. Now PEOs can take care of almost every task in employee management and relations: record keeping and legal compliance; hiring, training, placements, promotions, firings, and layoffs; and retirement plans and pension payments. PEOs originally confined themselves to taking care of employee relations at small businesses. But Exult, probably the best known PEO, was designed from the start to be the coemployer for global *Fortune* 500 companies. It numbers among its clients BP Amoco, Unisys, and Tenneco Automotive. Founded just four years ago, it has already gone public and is traded on the Nasdaq. Another PEO, designed originally to handle payroll functions for businesses with fewer than 20 employees, is about to take on managing the 120,000 employees of one of the largest U.S. states.

Both the temp industry and the PEOs are growing quickly. Adecco is expanding at a rate of 15 % a year. In the second quarter of 2001, Exult's revenue grew 48 % , from $43.5 million to $64.3 million. And the PEO industry as a whole is growing at a rate of 30% a year. Collectively, PEOs expect to be the coemployers of 10 million U.S. workers by 2005.

The reader may wonder, How can a manager function if she's not in charge of hiring, promoting, or firing the people in her department? I posed this question to a senior executive at BP Amoco whose workers, including senior scientists, are now managed by Exult. His answer: "Exult knows it has to satisfy me if it wants to keep the contract. Sure, they make the decision to fire someone or move them. But normally only because I suggested it or after they consulted with me."

http://hbr.org/2002/02/theyre-not-employees-theyre-people/ar/pr 11/26/2010

NAPEO: PEO Insider - May 2002 Page 1 of 3

EXHIBIT B

NAPEO National Association of Professional Employer Organizations

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PEO Insider

PEO Insider - May 2002
© NAPEO 2002

Special Report

HR Outsourcing and the PEO Industry: A Survey of Client Reactions

John McClendon, Thomas Gainey, and Brian Klaas

Outsourcing HR can offer many potential advantages to small firms. By relying on PEOs, clients can achieve economies of scale and access to specialized expertise that cannot be attained on their own. While it is logical to assume that using a PEO can result in many benefits and can enhance client performance, there has been little systematic assessment and documentation of PEO use and impact. Given the increasing importance of the PEO industry in providing services to the small business sector, a number of questions arise concerning PEO use and its impact, including:

- How do PEO clients differ in their reliance on HR outsourcing?
- What are the HR needs of small business clients and what motivates them to choose their PEO?
- How satisfied are clients with PEO services and what is the impact of PEO use?

After a period of rapid growth, the PEO industry is now confronting challenges. Reduced margins and slower growth are leading some to predict the PEO industry will evolve to include more varied service delivery models. Given the challenges and possible emergence of new service models, it is a perhaps a good time to take a snapshot of client responses to PEO use. With this in mind and with the assistance of NAPEO and the Society of Human Resource Management (SHRM), my colleagues and I conducted a broad-based national survey of PEOs and their clients. In doing so, we attempted to address a number of questions regarding the use and impact of relying on a PEO. Overall, the findings of this comprehensive survey provide evidence that relying on a PEO does indeed help clients reduce hassles, reduce costs, and save money. Below we provide just a few of the key findings from the extensive PEO client portion of the survey.

The Survey and Participants

Fifty participating PEOs were asked to complete a brief questionnaire and identify 50 clients each on a random basis to be surveyed. These clients, in turn, were surveyed on a number of issues, including services used, client firm characteristics, satisfaction with PEO services, and impact of using a PEO. More than 500 clients responded, resulting in a greater than 20 percent response rate. Anonymity was guaranteed and coding was used to ensure no specific client firm could be identified. In addition to clients, the participating PEOs were assured anonymity in that only aggregate statistics would be published. Participating PEOs were provided with an executive summary of the surveys in return for their involvement in the project.

There was considerable size variation among the 50 PEOs participating, with the median PEO in the sample representing 100 client firms with about 1,400 worksite employees. (Median measures, instead of averages, were used because the presence of a few very large PEOs made the average figures less representative). The 515 client firms surveyed varied with respect to geographic region, industry affiliation, and size (the average client in the survey had 21 employees, but more than one-half of the sample reported having 10 or fewer employees). Overall, the samples of PEOs and PEO clients were highly diverse, an important fact when attempting to draw conclusions about the industry as a whole.

PEO Clients: Who Uses What?

The survey addressed the extent to which clients rely on their PEO for 13 different HR services. The 13 services assessed ranged from provider function activities that focus on transactional HR activities (payroll, benefits, workers' comp) to designer and troubleshooting activities that include program development and expert advice (employee handbooks, drug-free workplace programs, legal compliance).

As expected, results indicate that virtually all clients reported relying heavily on their PEOs for payroll services, and a very large majority reported using the PEO for benefits and workers' compensation. However, while transactional activities were the most heavily used, several design and troubleshooting activities received high marks. For example, managing safety programs, developing programs to ensure legal compliance, and constructing employee handbooks are HR design services that clients outsource at significant rates. Clients reported much less reliance on other design and troubleshooting-oriented HR programs such as developing pay practices, employee evaluation systems, and hiring practices.

These findings are consistent with the traditional PEO role and confirm that clients rely primarily on their PEOs for the delivery of transactional activities. The emphasis on transactional HR services indicates that advantages of

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NAPEO: PEO Insider - May 2002 Page 2 of 3

economies of scale and access to systems capacity are key driving forces in client motivation to outsource. This suggests that cost savings, freeing of time, and eliminating administrative headaches are likely to continue to be the primary incentives for choosing to use a PEO. Nevertheless, while PEO services focus on providing transactional HR services to the small firm market segment, the findings on some design and troubleshooting services are significant. This indicates that - at least for some clients and their PEOs - acquiring specialized expertise can be an important incentive for using a PEO. While these activities may be less important to the typical small firm, design and troubleshooting activities are likely to become more important if the industry evolves to include delivery models that service larger clients with more complex needs.

PEO Use and Its Impact

The most basic issue regarding PEO use concerns the impact of HR outsourcing on the client firm. While a PEO offers appealing advantages, at the end of the day what really matters is the degree to which clients perceive that using a PEO improved their businesses. The client responses in the survey provide evidence that PEOs do make a difference. For example, a large majority of clients indicate their PEOs helped them save both time and money. Specifically, 89 percent said the PEO significantly reduced their time demands and 68 percent reported that using a PEO saved them significant amounts of money. In addition to time and money saved, more than 86 percent said they were in general satisfied with using a PEO and 81 percent were significantly pleased with the quality of programs provided.

In addition to general reactions to the services, we also asked clients to specify the amount of time and money saved by using a PEO. Although a substantial number of clients who reported saving time said they achieved no money savings from using a PEO, the average client in the sample nevertheless reported a net savings of $12,000. This represents a savings approaching $600 per employee. Net dollar savings by client firm size was also assessed. The results show that client firms with one to nine employees save almost $5,000 per year. For firms with 10 to 19 employees, the net savings is greater than $10,000, whereas the 67 firms in the sample with 20 to 49 employees saved $18,700 per year. For the 38 firms with 50 to 99 employees, the figure was more than $32,000. Finally, there were 16 client firms in the sample with more than 100 employees. These firms reported a net savings of $78,000.

With respect to time saved, results reveal that relying on a PEO saves the average client nine hours per week. For firms with one to nine employees, time saved is more than seven hours per week. Clients with 10 to 19 employees saved almost 13 hours of labor, and firms with 20 to 49 employees saved more than 23 hours. The 38 clients firms with 50 to 99 employees saved more than 34 hours, whereas firms with more than 100 employees saved 48 hours of labor.

While both time and money savings are significant, these results indicate that saving time may have the more universal appeal. This is not surprising when one considers that most small firms have limited management resources and great demands are placed on managers to focus on revenue-generating activities. As a result, saving time and, in turn, reducing hassles - traditional marketing points used by the PEO industry - may be advantages that matter most.

Client Needs, Expectations, and Motivations for Using

What are the typical HR needs of PEO client firms? Given the diversity of the sample, it is not surprising the results of this broad-based survey indicate it is difficult to generalize about the typical client's HR needs. While a relatively small percentage say "HR takes up a lot of time and energy," a large percentage indicate their "success depends on the quality and motivation of their employees." However, an overall assessment of the results suggests a sizable majority of PEO clients value the HR advice of their service provider and want their PEO to play a greater role in providing services related to specialized expertise. For example, a large majority said they:

- "Want our PEO to give us advice on how to better manage our employees;"
- "Value the opportunity to learn from our PEO;" and
- "Listen to the advice of our PEO."

Another relevant issue concerns whether PEO clients are motivated by quality or cost when choosing their PEO. When asked which mattered most in choosing their PEO, over two-thirds indicated it was "PEO quality" instead of "price." Taken together, all of these factors - HR needs, view of PEO's potential role and capability, and decisions on a vendor - suggest typical PEO clients may welcome an expanded role from their PEOs, one that may not be limited to efficient transaction activities.

What Does It All Mean?

The purpose of this survey was to shed light on a number of issues concerning the PEO industry. While this article reflects only a few of the more important results from the wide-ranging data, several conclusions can be drawn, including:

- Consistent with the traditional view of the PEO industry, the prototypical client continues to be the small firm that relies primarily on its vendor for transactional administrative services;
- Clients are satisfied with their PEOs and perceive meaningful gains from outsourcing regarding net cost savings and time savings;
- While PEO clients, due to their size, face relatively modest HR demands in terms of HR program design and troubleshooting, many clients want their PEOs to provide services that go beyond routine transactional activities to include design and troubleshooting roles; and
- PEO clients consider quality more than price in choosing a PEO.

Compelling advantages small businesses can gain from outsourcing drove the growth of the PEO industry. By allowing access to systems capacity and scale, it has been logical to assume ***PEO use allows small firms opportunities to reduce cost and free up time to devote to revenue-generating activities, improvements that can be instrumental to gaining competitive advantage.*** While these advantages have considerable theoretical appeal, this comprehensive survey provides some evidence that PEOs do make a tangible difference. In addition, these results provide some insight into the needs, expectations, and motivations of PEO clients across a broad spectrum of small to medium-sized businesses, information that can be especially relevant if the industry evolves to include delivery models that may place greater emphasize on HR design and troubleshooting services.

John McClendon is associate professor of human resource management in the Fox School of Business and Management at Temple University, Philadelphia, Pennsylvania.

Thomas Gainey is assistant professor in the Richards College of Business at the State University of West Georgia, Carrollton.

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NAPEO: PEO Insider - May 2002 Page 3 of 3

Brian Klaas is professor of management in the Moore College of Business at the University of South Carolina, Columbia.

© 2010 National Association of Professional Employer Organizations. All rights reserved. Privacy Policy

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Exhibit C

STAFF LEASING SERVICES LICENSE

(CORPORATION)

SLSRVC00000961

HALLMARK HUMAN RESOURCES INC

3107 FALL CREEK HWY
GRANBURY, TX 76049

(817)326-0295

This certifies that the above named business is authorized to carry on and conduct the business of a staff leasing services under the Article 9104.

The following controlling person(s) and/or corporations possess directly or indirectly the power to direct or cause the direction of the management or policies of this company:

BRIAN PAUL LEFTWICH , THOMAS D WILLIS , JEROME GIAMBALVO
CHARLES LEONARD WOOD , DELENA WILLIS , WAYNE EUGENE BAY
THOMAS QUINN , STEVEN L AUPPERLE

Issued by The
TEXAS DEPARTMENT OF LICENSING AND REGULATION
P. O. BOX 12157
AUSTIN, TEXAS 78711

DATE ISSUED: **JANUARY 24TH, 2010**
DATE EXPIRED: **JANUARY 24TH, 2011**

William H. Kuntz

William H. Kuntz, Jr. , Executive Director

Exhibit D

State of Alabama
Certificate of Registration
Global PEO

This is to certify that the above named Professional Employer Organization has properly registered with and is regulated by the Alabama Department of Industrial Relations pursuant to Alabama Act 2006-229 and the Alabama Department of Industrial Relations Administrative Code. This certification is effective as of the date listed below and shall remain in effect until December 31, 2010.

Given under my hand and seal on this the 23rd day of December 2009.

Scottie Spates, Director
Workers' Compensation Division

ALABAMA
GREAT SEAL

State of Alabama

Certificate of Registration

Global Administrative Services II, Inc

This is to certify that the above named Professional Employer Organization has properly registered with and is regulated by the Alabama Department of Industrial Relations pursuant to Alabama Act 2006-229 and the Alabama Department of Industrial Relations Administrative Code. This certification is effective as of the date listed below and shall remain in effect until December 31, 2010.

Given under my hand and seal on this the 23rd day of December 2009.

Scottie Spates, Director
Workers' Compensation Division